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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OMEGA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 THROCKMORTON STREET, SUITE 1450
(No. and Street)

FORT WORTH	TEXAS	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TAMERA A. BRYANT 817-335-5739
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MESCH, PLLC
(Name – *if individual, state last, first, middle name*)

600 TEXAS STREET	FORT WORTH	TEXAS	76102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, TAMERA A. BRYANT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OMEGA SECURITIES, INC., as of FEBRYARY 23, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TUESDEE FORD
Notary Public
STATE OF TEXAS
Notary ID # 13124180-6
My Comm. Exp. August 11, 2021

Signature

CHIEF COMPLIANCE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MESCH.

OMEGA SECURITIES, INC.

FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION, & INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2017

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

TABLE OF CONTENTS

MESCH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Omega Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Omega Securities, Inc. as of December 31, 2017 , the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Omega Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of Omega Securities, Inc.'s management. Our responsibility is to express an opinion on Omega Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Omega Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

The supplemental information contained in Schedule I - Supplemental Schedules Required by Rule 17A-5 of The Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Omega Securities, Inc.'s financial statements. The supplemental information is the responsibility of Omega Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I - Supplemental Schedules Required by Rule 17A-5 of The Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Moss, PLLC

We have served as Omega Securities, Inc.'s auditor since 2016.

Fort Worth, Texas
February 19, 2018

Omega Securities, Inc.
Statement of Financial Condition
December 31, 2017

ASSETS

Current Assets				
Cash and cash equivalents	$	113,349		
Commissions receivable, net		98,758		
Investments		79,189		
Total current assets			**$**	**291,296**
Property and Equipment - at cost				
Equipment		45,277		
Furniture & fixtures		11,119		
Leasehold improvements		25,676		
		82,072		
Less accumulated depreciation		(79,086)		
Total property and equipment				**2,986**
Other Assets				
Deferred tax assets		34,491		
Total other assets				**34,491**
Total Assets			**$**	**328,773**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$ 4,421	
Accrued expenses	30,640	
Current maturities of capital lease obligation	1,120	
Total current liabilities		**$ 36,181**
Long-term Liabilities		
Capital lease obligation, less current maturities	1,258	
Total long-term liabilities		**1,258**
Total Liabilities		**37,439**
Stockholders' Equity		
Common stock, 10,000,000 shares authorized, $.10 par value, 49,998 shared issued and outstanding	5,000	
Additional paid-in capital	30,282	
Retained earnings	256,052	
Total Stockholders' Equity		**291,334**
Total Liabilities and Stockholders' Equity		**$ 328,773**

The accompanying notes are an integral part of these financial statements.

Omega Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2017

Revenue		
12b-1 fees	$ 829,505	
Mutual funds	88,508	
Commissions - other	3,416	
Net gain on investments	9,818	
Interest and dividends	466	
Total Revenue		**$ 931,713**
Expenses		
Employee compensation and benefits	757,675	
General operating expenses	73,530	
Occupancy and equipment	44,628	
Technology and communication	(3,635)	
Miscellaneous	2,644	
Depreciation	1,294	
Interest expense	290	
Total Expenses		**876,426**
Income Before Income Taxes		**55,287**
(Benefit from) income taxes		(16,183)
Net Income		**$ 71,470**

The accompanying notes are an integral part of these financial statements.

Omega Securities, Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2017

Common Stock				
Beginning and end of year			$	5,000
Additional Paid-in Capital				
Beginning and end of year				30,282
Retained Earnings				
Beginning of year	$	184,582		
Net income for the year ended December 31, 2017		71,470		
End of Year				256,052
Total Stockholders' Equity			$	291,334

The accompanying notes are an integral part of these financial statements.

Omega Securities, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2017

Cash Flows from Operating Activities		
Net Income		**$ 71,470**
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 1,294	
Deferred tax expense (benefit)	(16,183)	
(Increase) Decrease in:		
Commissions receivable	(16,093)	
Investments	9,980	
Increase (Decrease) in:		
Accounts payable	(1,531)	
Accrued expenses	(6,712)	
Total adjustments		**(29,245)**
Net cash provided by operating activities		**42,225**
Cash Flows from Financing Activities		
Payments on capital lease obligations	(997)	
Net cash (used) by financing activities		**(997)**
Net Increase in Cash		**41,228**
Cash and cash equivalents at beginning of year		**72,121**
Cash and cash equivalents at end of year		**$ 113,349**

The accompanying notes are an integral part of these financial statements.

Omega Securities, Inc.
Statement of Cash Flows (Continued)
For The Year Ended December 31, 2017

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for		
Interest	**$**	**290**
Taxes		**0**
Total	**$**	**290**

The accompanying notes are an integral part of these financial statements.

Omega Securities, Inc.
Notes to Financial Statements
For The Year Ended December 31, 2017

Note 1: Description of Business

Omega Securities, Inc. (the "Company") was organized as a corporation on November, 11, 1974, under the laws of the State of Texas. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1 934 ("Act").

The Company acts as a dealer/investment advisor for certain offerings, does not maintain discretionary accounts for its customers, and is exempt from Rule 15c3-3 of the Act under Section (k)(1) of this rule. The Company must maintain a minimum net capital requirement of $5,000.

Note 2: Summary of Significant Accounting Policies

Basis of accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Statement of America (GAAP) which is required by the SEC and FINRA.

Use of estimates
The presentation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include investments with maturities at the time of acquisition of three months or less. The Company has not designated any other assets as cash equivalents in determining the net change in cash in the statements of cash flows.

Credit risk
The Company maintains deposits at a financial institution which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Commissions receivable
Receivables consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable investment fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management determined collectability is reasonably assured; as such, the Company does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables.

Note 2: Summary of Significant Accounting Policies (Continued)

Property and equipment
Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. The range of estimated lives is as follows:

Equipment	3-5
Furniture & fixtures	5-7
Leasehold improvements	Lesser of useful life or lease term

Expenditures for major additions or improvements, which extend the useful lives of assets, are capitalized. Minor replacements, maintenance and repairs, which do not improve or extend the lives of such assets, are expensed as incurred.

In accordance with Financial Accounting Standards Board ("FASB") ASC 360-10-45 (Impairment and disposal of long-lived assets), the Company evaluates the propriety of the carrying amount of its long lived assets at each financial statement date. In the event that facts and circumstances indicate the cost of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation of impairment is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. For the year ended December 31, 2017, the Company did not record any such write-downs.

Revenue and cost recognition
Investment transactions are recorded on a trade-date basis. Commissions and related brokerage and clearance fees, dividends and interest are recorded in the period in which they were earned or incurred. Unrealized and realized gains and losses are calculated based on the difference between the fair market value of investments at the beginning of the year (or the purchase price if purchased during the year) and the fair market value of investments at the end of the year (or sales price if sold during the year). Selling, general and administrative costs are charged to expense as incurred.

Federal income taxes
The Company records a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating loss carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which future realization is uncertain.

Note 2: Summary of Significant Accounting Policies (Continued)

Federal income taxes (continued)
The Company did not recognize certain tax benefits from uncertain tax positions within the provision for income taxes. The Company may recognize a tax benefit only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. See Note 9 for further information regarding income taxes.

Note 3: Fair Value Measurement

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable input (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows.

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access,

Level 2 Inputs to the valuation methodology include:

- Quoted prices for identical assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability 's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In establishing a fair value hierarchy for the Company's investments in accordance with ASC 820, the following value methodologies were used for fair value measurement:

Note 3: Fair Value Measurement (Continued)

The carrying value of cash and cash equivalents, receivables, accounts payable, and accrued liabilities approximate fair value due to the short maturity of these instruments. The carrying value of all debt approximates fair value because the terms are comparable to similar lending arrangements in the marketplace.

Investments in mutual funds and other marketable securities are valued at the closing trade price on each security's primary exchange at the close of each business day. The gains or losses on the sale of securities are calculated using the actual cost method. The Company recognized net gain on securities held during the year of $9,818.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company believes its valuation methods are appropriate and consistent with other market participants; even so, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As the investments are valued at quoted market prices, the Company considers them to be Level 1 inputs under the guidance of ASC 820.

Investment in mutual funds at December 31, 2017 consisted of the following:

	Cost	Fair Market Value
Investments in mutual funds	$72,730	$ 79,189

Note 4: Property and Equipment, Net

Depreciation expense was $1,294 for the year ended December 31, 2017 and is included in expenses in the accompanying Statement of Operations.

Note 5: Related Party Transactions

The Company shares office space, personnel and other general expenses with an entity owned and operated by the officers of the Company. The related entity reimbursed the Company $20,000 per month until January 13, 2017 at which time, the monthly reimbursement changed to $30,000 per month. During the year ended December 31, 2017, the Company received payments totaling $350,000 in expense reimbursements from the related entity and is recorded as a reduction to compensation and general operating expenses in the accompanying Statement of Operations.

Note 6: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. As of December 31, 2017, the Company was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Note 7: Commitments and Contingencies

Capital Leases

The Company has various capital leases for the use of computer and office equipment. The assets are recorded in property and equipment at a cost of $19,170 as well as accumulated amortization of $17,183 for the year ended December 31, 2017.

The following is a schedule by years of future minimum lease payments under the capital leases together with the present value of the net minimum lease payments:

2018	$	1,340
2019		1,340
Total minimum lease payments		2,680
Less amount representing interest		(302)
Present value of net minimum lease payments		2,378
Less current installments		(1,120)
Obligation under capital leases, less current installments	**$**	**1,258**

Operating Leases

The Company has entered into various lease agreements for the use of office equipment under noncancellable operating leases. These leases require monthly payments and will expire between 2018 and 2019. Total lease expense for the year ended December 31, 2017 was $8,825 and is included in expenses in the accompanying Statement of Operations.

Omega Securities, Inc.
Notes to Financial Statements
For The Year Ended December 31, 2017

Note 7: Commitments and Contingencies (Continued)

Operating Leases (continued)

The following is a schedule of future minimum lease payments under the noncancellable operating lease at December 31, 2017:

Less than one year	$	7,254
Between one and five years		593
Total	**$**	**7,847**

Note 8: Employee Retirement Plan

The Company has a salary reduction/profit sharing plan under the provisions of Section 401(k) of the Internal Revenue Code. The plan covers all employees who have completed 1,000 hours of service and are at least 21 years of age. Each year, participants may elect to defer a portion of their pretax annual compensation, as defined in the plan, up to the maximum amount allowed by the Internal Revenue Code. The Company contributes 100% of employee deferrals up to the first 3% of the employee's eligible compensation and 50% of the deferral on the next 2% of eligible compensation. The Company's contribution accrual to the plan was $28,702 for the year ended December 31, 2017 and is included in expenses in the accompanying Statement of Operations.

Note 9: Income Taxes

The components of provisions for (benefits from) income taxes for December 31, 2017 were as follows:

Current tax provision:		
Federal	$	0
State		0
Total current		0
Deferred tax provision:		
Federal		(16,183)
State		0
Total deferred		(16,183)
(Benefit from) income taxes	**$**	**(16,183)**

Note 9: Income Taxes (Continued)

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "Act") was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017 and the transition of U.S international taxation from a worldwide tax system to a territorial system.

The components of deferred tax assets and liabilities for December 31, 2017 were as follows:

Deferred tax assets:		
Depreciation and amortization	$	2,380
Federal NOL carryfoward		32,111
Gross deferred tax assets		34,491
Valuation allowance		0
Net deferred tax assets	**$**	**34,491**

The Company remeasured its deferred tax assets and liabilities at the applicable tax rate of 21% in accordance with the Tax Cuts and Jobs Act of 2017. The remeasurement resulted in a total decrease in these assets of approximately $24,000.

The Company has loss carry-forwards totaling $164,293 for the year ended December 31, 2017 that will be used to offset future taxable income. If not used, the carry-forwards will expire on December 31, 2036.

The Company is subject to the Texas franchise tax; however, total revenue for the year ended December 31, 2017 was less than the taxable threshold. Therefore, total franchise tax due for the year ended December 31, 2017 was $0.

The Company adopted the provisions of Accounting Standards Codification Topic 740 (*Income Taxes*) relating to unrecognized tax benefits. This standard addresses the financial statement recognition, measurement and disclosure of uncertain tax positions, and requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination.

If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit.

Note 9: Income Taxes (Continued)

Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. In examining its tax positions under FASB ASC 740-10 the Company will assume the positions will be examined by the appropriate taxing authority, and the taxing authority would have full knowledge of all relevant information. Each tax position will be evaluated without consideration of the possibility of offset or aggregation with other positions.

The measurement of tax positions will be based on management's best judgment of the amount the taxpayer would ultimately accept in a settlement with taxing authorities. Interest expense related to tax liabilities will be recognized in the first period that it would begin to accrue according to the relevant tax law. The Company will recognize an expense for any applicable penalties in the period in which the Company claims or expects to claim the position in the tax return. The Company will create a liability for uncertain tax positions it believes to be a potential future obligation.

There were no liabilities recorded for uncertain tax positions as of December 31, 2017.

The Company is no longer subject to U.S. Federal income tax examinations by tax authorities for years before 2013 or subject to Texas franchise tax examinations for years before 2012.

Note 10: Subordinated Liabilities

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2017.

Note 11: Subsequent Events

The Company has evaluated subsequent events through February 19, 2018, the date that its financial statements was issued. There were no events noted that came to the attention of management that would require adjustments to or disclosure in the financial statements.

Omega Securities, Inc.
Schedule I - Supplemental Schedules Required by Rule 17A-5
Of The Securities and Exchange Commission
As Of December 31, 2017

Computation of Net Capital:

Total stockholders' equity	$	291,334		
Add: subordinated liabilities		0		
Total capital and allowable subordinated liabilities			$	291,334
Deductions and/or charges:				
Non-allowable assets				(135,997)
Net capital before haircuts on securities positions				155,337
Haircut on securities				(10,040)
Net Capital			$	145,297

Computation of Basic Net Capital Requirement

Minimum net capital required - 6.67% of aggregate indebtedness	$	2,497
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Excess net capital	$	140,297
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	139,297

See independent auditor's report on supplemental schedule.

Omega Securities, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission (Continued)
As Of December 31, 2017

Computation of Aggregate Indebtedness

Total liabilities	$	37,439
Less: exclusions		0
Aggregated Indebtedness	$	37,439
Percentage of aggregate indebtedness to net capital		25.77%

Reconciliation with Company's Allowable Net Capital

Net allowable capital, as reported in Company's unaudited Focus Report	$	175,548
Audit adjustments		(30,251)
Adjusted net allowable capital, per audited financial statements	$	145,297

See independent auditor's report on supplemental schedule.

Omega Securities, Inc.
Schedules II and III
December 31, 2017

Schedule II – Computation For Determination of Reserve Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the Rule.

Schedule III – Information Relating to The Possession or Control Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the Rule.

MESCH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Omega Securities, Inc.

We have reviewed management's statements, included in the accompanying Omega Securities, Inc.'s Exemption Report, in which (1) Omega Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Omega Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provisions) and (2) Omega Securities, Inc. stated that Omega Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Omega Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Omega Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mesch. PLLC

Fort Worth, Texas
February 19, 2018

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

Omega Securities Inc.'s
Exemption Report
Year Ended December 31, 2017

Omega Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1).
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(1) throughout the period January 1, 2017 to December 31, 2017 without exception.

Omega Securities, Inc.

I, Tamera Bryant, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Chief Compliance Officer

February 19, 2018

MESCH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders of Omega Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Omega Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Omega Securities, Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Omega Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Omega Securities, Inc.'s management is responsible for Omega Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 or the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

Fort Worth, Texas
February 19, 2018

MESCH.

February 26, 2018

To the Board of Directors and Stockholders of
Omega Securities, Inc.

In connection with our audit of the financial statements and supplemental information of Omega Securities, Inc. (the "Company") for the year ended December 31, 2017, we have issued our report thereon dated February 19, 2018. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2017. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Omega Securities, Inc. in its 2017 financial statements are described in Note 2 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate affecting the financial statements was:

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

Management's estimate of the fair value of investments is based on fair value of investments at quoted market prices. We evaluated the key factors and assumption used to develop the fair value of investments in determining that it is reasonable in relation to the financial statements taken as a whole.

Management's estimate of the accounts receivable is based on prior history of quarterly receipts of 12B-1 fees. We evaluated the key factors and assumptions used to develop the accounts receivable estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define significant unusual transactions as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We note no transactions entered into by the Company, during the year, for which there was a potential bias in management's judgment. All significant transactions have been recognized in the financial statements in the proper period.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. There were no material uncorrected misstatements identified in the audit of the December 31, 2017 financials.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and have discussed with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I - Supplemental Schedules Required by Rule 17A-5 of The Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Internal Control

In planning and performing our audit of the financial statements of the Company as of December 31, 2017, we considered the Company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identity all deficiencies in internal control that might be material weaknesses or significant deficiencies, and therefore, material weaknesses or significant

deficiencies may exist that were not identified. In addition, because of inherent limitations in internal control, including the possibility of management override of controls, misstatements due to error or fraud may occur and not be detected by such controls.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention b those responsible for oversight of the company's financial reporting. We did not identify any deficiencies in internal control that we consider to be a control deficiency, a material weakness, or a significant deficiency, as defined above.

This information is intended solely for the use of the board of directors, stockholders, and management of Omega Securities, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

Mesch, PLLC

Mesch, PLLC